§240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to §240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to §240.13d-2.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Cyxtera Technologies, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

23284C102

(CUSIP Number)

July 29, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 23284C102

1	NAMES OF REPORTING PERSONS Teacher Retirement System of Texas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 399,926
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 399,926
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,926
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP
* Denotes beneficial ownership of less than 1.0%.

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CUSIP No. 23284C102

Item 1.

(a)	Name of Issuer:

Cyxtera Technologies, Inc., a Delaware corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

77 Third Avenue, 18th Floor, New York, New York 10017 555 West 57th Street Suite 1326 New York, NY 10019

Item 2.

(a)	Name of Person Filing:

Teacher Retirement System of Texas

(b)	Address of Principal Business Office or, if none, Residence:

1000 Red River Street, Austin, Texas 78701

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (“Class A Common Stock”)

(e)	CUSIP Number:

23284C102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f)	☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

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(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the close of business on July 29, 2021, Teacher Retirement System of Texas was deemed to have beneficially owned 399,926 shares of the Issuer’s Class A Common Stock consisting of vested warrants to purchase 399,926 shares of the Issuer’s Class A Common Stock.

(b)	Percent of class:

As of the close of business on July 29, 2021, Teacher Retirement System of Texas was deemed to have beneficially owned 399,926 shares of the Issuer’s Class A Common Stock consisting of vested warrants to purchase 399,926 shares of the Issuer’s Class A Common Stock, or less than 1.0% of the Issuer’s Class A Common Stock outstanding, which percentage was calculated based on 40,423,453 shares of the Issuer’s Class A Common Stock outstanding as of July 28, 2021, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2021 filed on July 29, 2021.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

399,926

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition:

399,926

(iv)	Shared power to dispose or to direct the disposition:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

(b) Not applicable.

(c) Not applicable.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2021

Teacher Retirement System of Texas

By:	/s/ Heather Traeger
Name:	Heather Traeger
Title:	General Counsel & Chief Compliance Officer